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                                                              Exhibit (a)(5)(b)

             MARITRANS INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER


    Tampa, FL (December 17, 2001) -- Maritrans Inc. (NYSE: TUG) announced today that it is commencing a modified "Dutch auction" tender offer for up to 2,000,000 shares of its common stock at a price per share of $11.00 - $12.50.

    Under the tender offer, stockholders will have the opportunity to tender some or all of their shares at a price within the $11.00 to $12.50 price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, Maritrans will determine the lowest per share price within the range that will enable it to buy 2,000,000 shares, or such lesser number of shares that are properly tendered. If stockholders of more than 2,000,000 shares properly tender their shares at or below the determined price per share, Maritrans will purchase shares tendered by such stockholders, at the determined price per share, on a pro rata basis. Stockholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to stockholders.

    The offer will expire at 5:00 p.m., New York City time, on Friday, January 18, 2002, unless extended by Maritrans.

    The dealer manager for the offer is Merrill Lynch & Co. The information agent is D. F. King & Co., Inc. None of Maritrans, its board of directors, the dealer manager and the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Maritrans.
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    This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Maritrans common stock. The offer is being made solely by the offer to purchase and the related letter of transmittal. Investors are urged to read Maritrans' tender offer statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits, the offer to purchase and the related letter of transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, by directing such request to: D.F. King & Co., Inc., 77 Water Street, New York, New York, 10005, telephone 800-659-6590.

    Maritrans Inc. is a U.S. based company with a 73-year commitment to building and operating petroleum transport vessels for the U.S. domestic trade. Maritrans is headquartered in Tampa, Florida and maintains an office in the Philadelphia area that supports its Northeast crude oil lightering operations. The common stock of Maritrans Inc. is listed on the New York Stock Exchange under the symbol "TUG."